UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-15157
PACTIV CORPORATION
(Exact name of registrant as specified in its charter)
1900 West Field Court
Lake Forest, Illinois 60045
(847) 482-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
5.875% Notes due 2012
8-1/8% Debentures due June 15, 2017
6.400% Notes due 2018
7.95% Debentures due 2025
8-3/8% Debentures due 2027
(Title of each class of securities covered by this Form)
Common Stock, $0.01 par value
Preferred Stock Purchase Rights
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: Less than 300
     Pursuant to the requirements of the Securities Exchange Act of 1934, Pactiv Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 16, 2010	PACTIV CORPORATION
	By:	/s/ Joseph E. Doyle
		Name:	Joseph E. Doyle
		Title:	Vice President, General Counsel and Secretary